

COMMONGOOD SECURITIES, LLC

ORLANDO, FLORIDA

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69989

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                 (MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CommonGood Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

181 W Stovin Ave
(No. and Street)

Winter Park	FL	32789
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeff Shafer	407-476-5453	jeff@commongoodcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

3514

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Jeff Shafer _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CommonGood Securities, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CommonGood Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CommonGood Securities, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2025.

February 17, 2026
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

COMMONGOOD SECURITIES, LLC

TABLE OF CONTENTS

COMMONGOOD SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash	$	73,470
Accounts receivable, net of allowance for credit losses of $28		1,815
Due from affiliate		750
Prepaid expenses and other assets		8,960
Total assets	**$**	**84,995**

LIABILITIES AND MEMBER'S EQUITY
Liabilities:

Accounts payable and accrued expenses	$	14,925
Due to Member		1,650
Total liabilities	**$**	**16,575**
Member's equity		**68,420**
Total liabilities and member's equity	**$**	**84,995**

The accompanying notes form an integral part of these financial statements.

COMMONGOOD SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues:

Placement fees	$	34,033
Service fees		9,750
Interest		2
Total revenues		**43,785**

Expenses:

Advertising	30,026
Compensation and benefits	16,850
Technology and communication costs	10,586
Other	51,930
Total expenses	**109,392**

Net loss	**$**	**(65,607)**

The accompanying notes form an integral part of these financial statements.

COMMONGOOD SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Member's equity at beginning of year	**$ 74,027**
Contributions	60,000
Net loss	(65,607)
Member's equity at end of year	**$ 68,420**

The accompanying notes form an integral part of these financial statements.

COMMONGOOD SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Operating activities:

Net loss	$ (65,607)
Adjustments to reconcile net loss to net cash used by operating activities:	
(Increase) decrease in operating assets:	
Decrease in accounts receivable	5,208
Decrease in due from affiliate	6,488
Decrease in prepaid expenses and other assets	8,226
Increase (decrease) in operating liabilities:	
Increase in accounts payable and accrued expenses	3,447
Increase in due to member	1,591
Net cash used by operating activities	**(40,647)**

Financing activities:

Contributions	60,000
Net cash provided by financing activities	**60,000**
Net increase in cash	**19,353**
Cash - beginning of the year	54,117
Cash - end of the year	**$ 73,470**

The accompanying notes form an integral part of these financial statements.

COMMONGOOD SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 1 - <u>Organization and Nature of Business</u>

CommonGood Securities, LLC (the "Company") commenced operations on February 12, 2018 and is a Florida limited liability company based in Winter Park, FL. The Company provides private placement and corporate finance advisory services to customers. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is 100% owned by CommonGood Capital, LLC (the "Member"). As the Company is a limited liability company, the Member's liability is limited to its investment.

Note 2 - <u>Summary of Significant Accounting Policies</u>

Basis of Financial Statement Presentation
The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Advertising costs are expensed as incurred. The Company incurred $30,026 in advertising expenses for the year ended December 31, 2025.

Revenue Recognition
Revenue from contracts with customers includes placement and service fees from customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Placement Fees
The Company enters into contracts with customers for various private placement offerings. The Company earns placement fees by soliciting for and referring qualified prospective investors to investment funds. The Company may receive placement fees upfront and/or over time. The Company believes its performance obligation is the solicitation and referral of investors which is fulfilled when the investor purchases an interest in a fund (trade date). Any fixed amounts are recognized on the trade

Note 2 -<u>Summary of</u> <u>Significant Accounting Policies (Continued)</u>

date. Variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, since the uncertainty is dependent on the value of the investment at future points in time and / or the length of time an investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the value of the investment and / or the investors' activities are known, which are usually quarterly or annually. Approximately $20,532 of placement fees recognized during the year ended December 31, 2025 are related to performance obligations that were satisfied in prior periods.

Service Fees
The Company has a services agreement with a related fund manager (see Note 3) through which the Company primarily provides administrative and operational support to the related fund manager. The Company recognizes such service fees over time as the related performance obligations are simultaneously provided to and consumed by the related fund manager.

Cash
The Company maintains its bank accounts in a high credit quality financial institution. The balances at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Accounts Receivable
Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The carrying amount of accounts receivable is reduced by an allowance for credit losses, as necessary, to reflect management's best estimate of the amounts that will not be collected. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Based on the Company's review, an allowance for credit losses has been established in the amount of $28 at December 31, 2025.

Income Taxes
As a limited liability company, the tax consequences of the Company's operations all pass through to the Member. Accordingly, the Company's financial statements do not include a provision for income taxes.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under this provision, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the

Note 2 – <u>Summary of Significant Accounting Policies (Continued)</u>

respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Subsequent Events
The Company has evaluated events and transactions that occurred between December 31, 2025 and the date the financial statements were issued.

Note 3 – <u>Related Party Transactions</u>

The Company has an Expense Sharing Agreement (ESA) in place with its Member. Under the terms of the ESA, the Company pays its Member monthly fees for personnel services. Allocated expenses to the Company under the ESA amounted to approximately $16,850 for the year ended December 31, 2025. The balance due to Member on the accompanying statement of financial condition arose from the ESA.

Separately, the Company at times pays for operating expenses on behalf of its Member for which it subsequently seeks reimbursement. There was no balance due from the Member at December 31, 2025, as the result of such payments by the Company.

The Company has agreements in place with Fortis Green Renewables Investment Management I, LLC, who acts as a manager of Fortis Green Renewables Green Fund I, which primarily invests in small-scale renewable energy projects in Sub-Saharan Africa. The Company's Member holds a 20% equity interest in Fortis Green Renewables Investment Management I, LLC. The Company receives monthly service fees as well as reimbursement of any expenses incurred in connection with services performed by the Company pursuant to the agreements. The service fees recognized by the Company pursuant to these agreements during the year ended December 31, 2025, were $9,750 and have been included within services fees revenues within the accompanying statement of operations. The balance due from affiliate on the accompanying statement of financial condition arose from these agreements.

The Company operates from premises provided by its Chief Executive Officer at no cost to the Company.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

COMMONGOOD SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 4 - Net Capital Requirements

The Company is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of Aggregate Indebtedness, both as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2025, the Company's Net Capital was $56,895 which was $51,895 in excess of its required minimum of $5,000. At December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was 0.29 to 1.

Note 5 – Contingencies

The Company is subject to ligation in the normal course of business. The Company has no litigation in progress at December 31, 2025.

Note 6 – Concentrations

During 2025, the Company had four customers that accounted for all of placement fees and services fees revenue. All of accounts receivable at December 31, 2025 is due from one customer.

Note 7 - Segment Reporting

The Company has one reportable segment: providing private placement services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitutes a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 8 – Net Loss

The Company has incurred a loss during the year ended December 31, 2025. The Company's Member has represented that it intends to make capital contributions, as needed, to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

COMMONGOOD SECURITIES, LLC
Schedule I
Computation of Net Capital Pursuant to S.E.C. Rule 15c3-1
December 31, 2025

Net Capital	
Total member's equity	**$ 68,420**
Non-Allowable Assets	(11,525)
Net Capital before haircuts	56,895
Less haircuts	-
Net Capital	**56,895**
Net Capital Requirements	
Greater of $5,000 or 6 2/3% of Aggregate Indebtedness	5,000
Excess Net Capital	**$ 51,895**
Aggregate Indebtedness	16,575
Percentage of aggregate indebtedness to net capital	**29.13%**

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5, as amended, as of December 31, 2025.

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2025, as amended, and net capital as reported above.

COMMONGOOD SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENT UNDER RULE 15c3-3

DECEMBER 31, 2025

The Company does not claim an exemption from Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

COMMONGOOD SECURITIES, LLC

**SCHEDULE III
INFORMATION RELATING
TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3**

DECEMBER 31, 2025

The Company does not claim an exemption from Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CommonGood Securities, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) CommonGood Securities, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) CommonGood Securities, LLC stated that it conducted business activities involving private placements of securities on a best-efforts basis throughout the year ended December 31, 2025, without exception, and (3) CommonGood Securities, LLC stated that CommonGood Securities, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. CommonGood Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CommonGood Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 17, 2026
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

CommonGood Securities
275 E. Webster Avenue
Winter Park, FL, 32789
888-736-4485
info@commongoodcap.com



February 2, 2026

Exemption Report Pursuant to Rule 17A-5 of the Securities and Exchange Commission

CommonGood Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities on a best-efforts basis, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025 without exception.

I, Jeff Shafer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Jeff Shafer
____
Signature
Name: Jeffrey Shafer
Title: CEO
Company: CommonGood Securities, LLC